Wonder Auto Technology, Inc.
No. 16 Yulu Street, Taihe District
Jinzhou City, Liaoning
People’s Republic of China, 121013
(86) 416-2661186

September 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Wonder Auto Technology, Inc.
Form S-1 Registration Statement filed on July 6, 2007, as amended on August 7, 2007
File No.333-144392

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 6, 2007, and amended thereafter on August 7, 2007 (Registration No. 333-144392) (collectively, the “Registration Statement”). No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued due to market conditions.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Jing Zhang of Thelen, Reid, Brown Raysman & Steiner LLP at (202) 508-4358. Thank you for your assistance.

Sincerely,

WONDER AUTO TECHNOLOGY, INC.

By:	/s/ Qingjie Zhao
Qingjie Zhao
Chief Executive Officer and President